Exhibit 4.13

THIRD AMENDMENT
TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
(As amended and restated January 1, 2011)

Background Information

A.
Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”) for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B.	Section 12.02 of the Plan permits the amendment of the Plan at any time.

C.
The Cardinal Health, Inc. Financial Benefit Plans Committee (the “Committee”) is authorized to make certain amendments to the employee benefits plans maintained by Cardinal Health and the subsidiaries and affiliates of Cardinal Health, Inc., including the Plan, and is authorized to approve amendments required by the Internal Revenue Service in connection with a determination letter application in accordance with the authority delegated by the Human Resources and Compensation Committee of the Board of Directors of Cardinal Health.

D.
The Committee desires to amend the Plan to reflect and clarify the qualification requirements for Cardinal Health common shares to be offered as an investment option under the Plan, as requested by the Internal Revenue Service.

Amendment of the Cardinal Health 401(k) Savings Plan

The Plan is hereby amended as set forth below, retroactively effective as of January 1, 2011.

1.	Section 1.40 of the Plan, “Shares,” is hereby amended to read as follows:

“Shares. The no par value common shares of Cardinal Health, Inc., an Ohio corporation, which are publicly traded on the New York Stock Exchange under ticker symbol CAH.”

2.	All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.
By:	/s/ Kendell F. Sherrer
Its:	V.P., Benefits
Date:	6-12-14

3.